EXHIBIT 6.2

October 13, 2025

Wund Healing Biopharmaceuticals, Inc.

8683 W. Sahara Avenue, Suite 280

Las Vegas, NV 89117

Daniel Montano, CEO

Zhittya Genesis Medicine

3017 Carbondale Street

Las Vegas, NV 89135

Dear Mr. Montano,

This letter documents that Zhittya Genesis Medicine, Inc. (Zhittya) will pay Wund Healing Biopharmaceuticals, Inc. (Wund) $15,000 per patient for the FGF-1 used in the investor-funded research studies for type 2 diabetes conducted in the United States.

This letter also further clarifies the arrangement as noted in the December 21, 2022 contract between Zhittya and Wund that the net sales from the investor-funded research studies should also be subject to the same terms for cross-border operations in which these sales should qualify for the exemption from royalties payable to Zhittya on the first $3 million of sales, 50% royalites on sales over $3 million to $10 million and up to 80% royalties of sales over $10 million.

Sincerely,

/s/ John Laub

John Laub, CEO

Wund Healing Biopharmaceuticals, Inc.

Signed by Zhittya Genesis Medicine, Inc.

/s/ Dan Montano	Oct 13, 2025
Dan Montano	Date